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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 2)

                           UNIFAB International, Inc.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   90467L 20 9
                                 (CUSIP Number)

                                William A. Hines
             3636 N. Causeway, Suite 300, Metairie, Louisiana 70002
                                  504-837-5766
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
    ------------------------------------------------------------------------
                              Virginia Boulet, Esq.
                               Adams and Reese LLP
                              4500 One Shell Square
                          New Orleans, Louisiana 70139
                                 (504) 581-3234

    ------------------------------------------------------------------------

                                February 13, 2002
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)




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

CUSIP No. 90467L 20 9                                13D
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1.       Names of Reporting Person.
         I.R.S. Identification Nos. of above person (entities only).

         William A. Hines
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2.       Check the Appropriate Box if a Member of a Group                                    (a) [ ]
                                                                                             (b) [x]
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3.       SEC Use Only

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4.       Source of Funds
         SC
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5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                                                   [ ]
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6.       Citizenship or Place of Organization
         United States
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Number of                 7.       Sole Voting Power
Shares                             275,468
Beneficially              -------------------------------------------------------------------------------------------------------
Owned by                  8.       Shared Voting Power
Each                                0
Reporting                 -------------------------------------------------------------------------------------------------------
Person                    9.       Sole Dispositive Power
With                               275,468
                          -------------------------------------------------------------------------------------------------------
                          10.      Shared Dispositive Power
                                    0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         275,468

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares                       [ ]

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13.      Percent of Class Represented by Amount in Row (11)

         3.1%
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14.      Type of Reporting Person
         IN
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



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ITEM 1.  SECURITY AND ISSUER.

There are no material changes to the information previously reported in Item 1 of the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

There are no material changes to the information previously reported in Item 2 of the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

There are no material changes to the information previously reported in Item 3 of the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

There are no material changes to the information previously reported in Item 4 of the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As of February 13, 2002, the Company had approximately 8,900,000 outstanding shares of Common Stock. Mr. Hines beneficially owned 275,468 shares of Common Stock, representing approximately 3.1% of the outstanding shares of Common Stock.

(b) As of February 13, 2002, Mr. Hines had the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 275,468 shares of Company Common Stock.

(c) Pursuant to a shelf Registration Statement on Form S-3 filed by the Company on January 5, 2001 (Registration No. 33-48710), Mr. Hines sold 208,432 shares of Company Common Stock from February 1, 2002 through February 13, 2002. The sales were conducted on the open market at an average price of $0.39 per share.

(d)      Not applicable.

(e) Mr. Hines ceased to be the beneficial owner of 5% of the Common Stock of the Company on February 5, 2002.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      In consideration of the Allen Tank acquisition, Mr. Hines agreed that, during his initial term as a member of the Company's board of directors (which expired in 2000), he would not, without the consent of the Company, sell or dispose of any of his shares of the Company Common Stock except in a registered offering in accordance with his registration rights or by gift to a donee who agreed to be bound by the same restrictions. Accordingly, Mr. Hines did receive certain "piggy-back" registration rights in the transaction. On January 5, 2001, the Company filed an amended Registration Statement on form S-3, which, in part, registered the resale of shares of Common Stock of certain shareholders of UNIFAB, including Mr. Hines.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

There are no new materials to be filed as exhibits other than those previously reported in Item 7 of the Schedule 13D.



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                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                             Date: March 1, 2005


                                             /s/ William A. Hines
                                             --------------------------------
                                             William A. Hines, Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).




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